Exhibit 99.1

Cango Inc. Receives Notice Regarding NYSE Continued Listing Standard

Dallas, Texas, April 1, 2026 - Cango Inc. (NYSE: CANG) ("Cango" or the "Company"), a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated March 10, 2026, notifying the Company that it is not in compliance with the NYSE’s price criteria for continued listing standard because, as of March 9, 2026, the average closing price of the Company’s Class A ordinary shares was less than US$1.00 per share over a consecutive 30 trading-day period. This press release is issued within the 30-day period following receipt of such notice as required under the NYSE rules.

Pursuant to Section 802.01C of the NYSE’s Listed Company Manual, a company will be considered to be below compliance standards if the average closing price of its security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. The Company has six months (“the Cure Period”) following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance at any time during the Cure Period if on the last trading day of any calendar month during the Cure Period the Company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month Cure Period, both a US$1.00 closing share price on the last trading day of the Cure Period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the Cure Period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options. As required by the NYSE rules, the Company has notified the NYSE of its intent to cure the price deficiency of its Class A ordinary shares within the applicable time period required by the NYSE. During the Cure Period, the Company’s Class A ordinary shares will continue to be listed and traded on the NYSE, subject to its compliance with other NYSE continued listing standards and other rights of the NYSE to delist the Class A ordinary shares. The NYSE notification does not affect the Company’s business operations, its Securities and Exchange Commission reporting requirements, credit agreements or other contractual obligations.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span over 40 sites across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. These statements are based on Cango’s current expectations and assumptions and are not guarantees of future performance. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: cango@christensencomms.com